EXHIBIT 21.1

Subsidiaries of the Registrant

Name of entity and place of jurisdiction	Voting Securities Owned Percentage
PNNT Alabama Holdings Inc. (Delaware)	100	% (1)
PNNT Investment Holdings, LLC (Delaware)	100	% (1)
PNNT Investment Holdings II, LLC (Delaware)	100	% (1)
RAM Energy Holdings LLC (Delaware)	100	% (2)
MSpark, LLC (Alabama)	51	% (2)
PennantPark Senior Loan Fund, LLC	61	% (2)
AKW Holdings Limited (Isle of Man)	77	% (2)
JF Intermediate, LLC	52	% (2)
Flock Financial, LLC	75	% (2)

1.
This entity is not operational.
2.
This is a controlled affiliated investment.